Mail Stop 3561

February 1, 2007

Mr. Con Unerkov
Chief Executive Officer
China Media Group Corporation
9901 I.H. 10 West, Suite 800
San Antonio, TX 78230

      Re: China Media Group Corporation
              Form 10-KSB for the Fiscal Year Ended December 31, 2005
              File No. 000-50431

Dear Mr. Unerkov:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

              Sincerely,

              Tia Jenkins
              Senior Assistant Chief Accountant
              Office of Emerging Growth Companies